

Mike McDermott · 3rd

Owner & Operations Manager of Colina's Hotel and Restaurant, International Chef Consultant, Brew Master.

Quepos, Puntarenas, Costa Rica · 5 connections · **Contact info**

Hotel La Colina Manuel Antonio

Experience

Owner & Operations Manager of Colina's Hotel and Restaurant

Hotel La Colina Manuel Antonio · Self-employed
Nov 2007 – Present · 13 yrs 5 mos
Manuel Antonio, Costa Rica

La Colina is a boutique hotel known for its ocean views, pristine nature and relaxed atmosphere. The restaurant, which is part of the hotel specializes in wood fired pizzas and steaks.

 Hotel La Colina and
Steak House | Manuel...

Education

 **Virginia Tech**
Bachelor's degree, Physics
1985 – 1990

Skills & endorsements

Training

Leadership

Customer Service

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Interests

Hotel La Colina Cartago
1 followers



Virginia Tech
258,969 followers